Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 19, 2019

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Acquisition Corp. II

Draft Registration Statement on Form S-1

Filed February 6, 2019

CIK No. 0001766146

Ladies and Gentlemen:

On behalf of Union Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated March 7, 2019, relating to the above-captioned Draft Registration Statement (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the original draft submission.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1

Use of Proceeds, page 33

1.	Please disclose the nature of the consulting services Mr. Fink will provide in addition to his role as Chief Operating Officer. Please include similar disclosure in the Related Party Transactions section on page 40.

We have revised the disclosure on pages 34 and 68 of the Registration Statement as requested.

Securities and Exchange Commission

March 19, 2019

General

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of any written communications that the Company or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, whether or not they retain copies of the communications, as requested.

3.	We note your obligation to present business opportunities first to Union Acquisition Corp. I, in the event the pending business combination is not consummated. Please update your disclosure to reflect the status of this business combination prior to effectiveness.

We advise the Staff that Union Acquisition Corp. has consummated its business combination. Accordingly, we have updated the disclosure in the Registration Statement to reflect the status as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Kyle P. Bransfield